September 21, 2016

Mr. Martin James, Senior Assistant Chief Accountant
Office of Electronics and Machinery
Division of Corporation Finance, Mail Stop 3030
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Syneron Medical Ltd.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 21, 2016
Form 6-K filed August 11, 2016
File No. 001-34559

Dear Mr. James:

We are responding to your letter dated August 25, 2016 regarding comments by the staff of the U.S. Securities and Exchange Commission (the "Staff") with respect to the above-referenced Form 20-F and Form 6-K.  This letter repeats the comment in the Staff's letter in bolded typeface, followed by our response.

Unless the context otherwise requires, references to "the Company," "our," "us," or "we" mean Syneron Medical Ltd. on a consolidated basis with its wholly owned subsidiaries.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Note 4. Fair Value Measurement, page F-37

1.   We note your response to comment 5 and that for the purposes of the income significance calculation test pursuant to Rule 1-02(w) of Regulation S-X you utilized the average income approach. Since you reported a loss attributable to your shareholders before income taxes for fiscal years 2010 through 2014, please explain how you considered computational note 2 to Rule 1-02 (w), which indicates that any loss years should be omitted for purposes of computing average income. It appears that your investment in Iluminage Beauty is significant to 2014 at a level substantially greater than 20%. Please revise your filing to include Iluminage Beauty’s financial statements pursuant to Rule 3-09(a) of Regulation S-X. Alternatively, you may request a waiver of the requirements of Rule 3-09 of Regulation S-X from our Division’s Office of Chief Accountant.

The Company respectfully acknowledges the Staff’s comments on the significant subsidiary test with respect to our Iluminage Beauty ("IB") investment.  Pursuant to Rule 3-13 of Regulation S-X, we intend to request a waiver from the requirements of Rule 3-09 to include separate financial statements of IB in the Company’s Form 20-F.  This waiver request will be submitted to the Office of Chief Accountant of the Division of Corporation Finance on or about the same date as this letter.

Form 6-K filed August 11, 2016

2. Please revise your presentations of non-GAAP measures in future filings to consistently use titles for the measures that are clearly distinguishable from the comparable GAAP titles. For example, revise the discussions throughout the filing to use the same titles as those used in the reconciliation tables, such as non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, and non-GAAP net income per share.

The Company respectfully acknowledges the Staff’s comment and in future filings will revise its disclosure accordingly.

3. We note that in May, you sold your dental laser subsidiary. We also note that on page 10 you present unaudited non-GAAP condensed consolidated statements of operations on a pro forma basis excluding Light Instruments for quarterly periods from March 2015 through June 2016. In future filings, please revise the presentation to include an explanation of what the pro forma information represents and include columns to show both the historical GAAP financial information and the pro forma adjustments used to derive the pro forma amounts.

The Company respectfully acknowledges the Staff’s comment and in future filings will revise its disclosure accordingly.

4. In future filings, please revise your presentation of the non-GAAP quarterly statements of operations to provide all the information required by Regulation G, including a presentation of the most directly comparable GAAP financial measure and a quantitative reconciliation of each non-GAAP measure presented to the most directly comparable GAAP financial measure. Also, revise the presentation to use titles for your non-GAAP financial measures that are clear and consistent and that are not confusingly similar to GAAP titles.

 The Company respectfully acknowledges the Staff’s comment and in future filings will revise its disclosure accordingly.

* * * * * *

Please direct any comments or inquiries regarding the foregoing to me at 011-972-73-2442200 (telephone) or hugo.goldman@syneron.com (e-mail).

Very truly yours, /s/ Hugo Goldman Hugo Goldman Chief Financial Officer